ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462
October 3, 2005
VIA EDGAR
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31,
2004, March 31, 2005 and June 30, 2005
File No. 0-21682
Dear Ms. Shah:
          On behalf of Andrew Corporation, I am providing the following response to the Comment Letter, dated September 13, 2005, from the Staff of the Securities and Exchange Commission regarding the above-referenced documents.
1. Summary of Significant Accounting Policies, Revenue Recognition, page 32
Comment #1: We note your response to comment 1 in our letter dated July 20, 2005. Please provide us with the following additional information regarding revenue recognition for your geolocation contracts.
#1
•	Please tell us if you have recognized significant costs associated with your geolocation contracts that are within the scope of SFAS 86. Please also tell us whether significant costs that are within the scope of SFAS 86 were recognized in Allen Telecom, Inc.’s historical financial statements.
Response: Andrew has not incurred significant costs associated with software development for its geolocation contracts within the scope of SFAS No. 86 and has no capitalized software for this geolocation product on its balance sheet. At the date of the Allen Telecom acquisition the geolocation software was available for customer release and as such, the post-Allen acquisition software development incurred by Andrew was expensed as incurred. Andrew has incurred research and development costs associated with the continued development and upgrades of its geolocation product offering (hardware and software). Andrew has incurred the following research and development costs associated with its geolocaton product offering; for the fourth fiscal quarter of 2003 Andrew incurred $0.7 million, for fiscal year 2004 Andrew incurred $7.1 million and for the nine months ending June 30, 2005 Andrew has incurred $6.3 million. From 1999 to 2003, Allen Telecom capitalized $2.2 million of software development costs for geolocation software development and incurred $16.3 million of research and development costs for its geolocation product offering.
#2
•	Please confirm to us that the post-contract customer support (PCS) covers both the hardware and software together. Please also confirm to us that the renewal PCS terms are the exact same as the terms for the original period.
Response: The post-contract support (PCS) covers both the hardware and software. The PCS renewal terms are the exact same as the terms for the original period.
#3
•	We note that you have assigned a percentage of the arrangement consideration to each element. Please tell us how you arrived at those percentages. Specifically, please confirm to us that these percentages represent an allocation of the arrangement consideration based on vendor-specific objective evidence of fair value of each element. Please also confirm that a discount, if any, offered in this multiple element arrangement was applied to each element in a proportionate amount in accordance with paragraph .11 of SOP 97-2. Finally, please tell us the VSOE amount for each element.
Response: The arrangement consideration of each element is the vendor specific objective evidence (VSOE) of fair value of each element. In Andrew’s letter dated August 16, 2005, percentages were used to explain the VSOE of fair value of each element in relation to the total arrangement consideration. These percentages were not used to allocate consideration among each element, but were included to assist the Staff’s understanding of the relative value of each element compared to the total arrangement consideration. There is no discount from VSOE of fair value provided for the purchase of all the elements of the contract compared to the pricing of each individual element.
[CONFIDENTIAL TREATMENT REQUEST BY ANDREW CORORATION –(A001)]

The following from Andrew’s August 16, 2005 letter explains how VSOE of fair value is determined for each element:
1.	Design: The VSOE of fair value of design work is based on the price that Andrew sells these services as a standalone service. Andrew sells this service on a standalone basis without the other elements of this arrangement and a customer could buy this service from a third party. Revenue is recognized for design services when the customer receives the network design document.
2.	Product Delivery: The VSOE of fair value of the equipment (software and hardware) is based on the price that the equipment is sold as a standalone product. Andrew sells the hardware as maintenance spares on a standalone basis excluding other services. The software included as part of the equipment is standardized and is not modified or customized for each customer. Revenue for the equipment is recognized when the product is shipped. The product is tested to ensure that it is fully functional before shipment. After shipment Andrew is not required to modify or change the equipment for it to be functional.
3.	PSAP Integration: The VSOE of fair value for this deliverable is determined based on a standard hourly rate that Andrew charges for similar engineering services, performed by the same employees who perform PSAP services, which are basic implementation services. The customer could contract these services from a third party vendor. Revenue for this deliverable is recognized when the network is capable of providing E911 caller information to the PSAP.
4.	Certification: The VSOE of fair value is based on the price that Andrew charges to perform this testing as a standalone service. Andrew provides re-certification services for existing networks where the customer is not purchasing any other services or equipment. The customer could contract these services from a third party vendor. Revenue for certification is recognized when the testing is completed.
5.	Warranty: The VSOE of fair value for warranty is based on the price that Andrew charges for the same support contract sold after the initial twelve-month period expires, that is the renewal rate. Revenue for PCS services is recognized ratably over the contract period.
#4
•	Regarding your determination of the VSOE for the PSAP integration element, please tell us how you determined that a VSOE based on an hourly rate from similar engineering services is in accordance with the requirements of SOP 97-2. Specifically, please tell us the following:
o	If the contract is on a time and materials basis;

o	If the number of hours to do this work is the same for every product sold; and

o	How you determined it is reasonableness to estimate the number of hours based on “similar engineering services.”
Response: PSAP integration is not sold on a time and materials basis. The services provided as part of the PSAP integration include a number of different services that are required to be performed to test and commission each cell site. The amount of hours required may vary, but typically approximate 15 hours per cell site. Management regularly reviews the hours spent on PSAP integration and these reviews have confirmed that the average time to complete PSAP integration is 15 hours.
Andrew believes that it is reasonable to use similar engineering services to determine the standard hourly rate because the same employee’s time is sold to customers at this hourly rate. Andrew performs similar engineering services to support customer network changes resulting from growth, technology updates or network redesign. For example, the server database must be updated when the cell site is initially installed as part of PSAP integration and again every time a related change is made to the cell site in the future. Only the first server update is included as part of PSAP integration. Any additional server updates, if requested by the customer independent of the initial arrangement, are done under a separate agreement that is priced based upon these standard rates and the estimated amount of time for each task. As indicated above, the time required to perform the PSAP integration varies little from 15 hours; thus, the standard hourly rate applied to the 15 hours is supportable under SOP 97-2 as VSOE of fair value in our opinion.
#5
•	We note that you recognize revenue for the design services when the customer receives the network design document; for PSAP integration services when the network is capable of providing E911 caller information to the PSAP, and for certification services when the testing is complete, as opposed to as the services are performed. Please tell us how you determined the timing of recognizing revenue for each of these elements is in accordance with GAAP. Refer to paragraph .66 of SOP 97-2 for guidance.
Response: Paragraph .66 of SOP 97-2 states that revenue for services should be recognized as the service is performed. We did consider this guidance in establishing our revenue recognition points. For design services, our contract calls for delivery of the design document. Therefore, recognition of revenue would be inappropriate until delivery has occurred. This is consistent with the requirements of paragraphs .08, .18 and .20 of SOP 97-2 for revenue recognition. The same practice applies for PSAP integration and certification services; that is, revenue is not recognized until services are completed. In addition, for PSAP integration and certification, there is a relatively short time frame in which those services are being performed. For example, a standard PSAP integration takes approximately 15 hours per cell site.

#6
•	Please tell us what the purpose of the PSAP integration is and how it relates to the functionality of the product. For example, please address how the product is able to function in accordance with contract specifications without the PSAP integration.
Response: The purpose of PSAP integration is to test that all of the components of the network have been properly installed. PSAP integration consists of network configuration and testing, data loading services and placing test E911 calls from the field to verify that the network is operating. These services verify that the equipment was properly installed (by a third party contractor) and that the network is capable of providing information to the Public Safety Answering Point (PSAP), the E911 call center. This includes testing all components of the network to verify functionality of the entire network including work and products provided by the customer and other vendors. Every unit of equipment sold by Andrew (hardware and software) is fully functional and factory tested prior to shipment and prior to PSAP integration. PSAP integration services are not essential to the functionality of this equipment and are a distinct and functionally independent service from the other elements of this contract. PSAP integration could be performed by other vendors or by the customer itself.
#7
•	Please tell us more about the certification services. Specifically, please tell us what happens if the results of the certification process is that the product does not qualify.
Response: Certification is testing to certify that the geographic call location accuracy of the network meets the planned design accuracy and is usually required by the FCC (Federal Communications Commission). Certification testing is performed after the network has been completed and placed in service with the PSAP. Certification service is not essential to the functionality of the equipment as it is performed after the network has been operating. The customer can, and on occasion has, performed the service themselves. Additionally there are other acceptable methods of verifying network accuracy beyond the approach employed by Andrew.
If the initial test does not meet the required accuracy, a retest is performed after a team of both Andrew and customer personnel have made appropriate engineering changes. Andrew is compensated for this out-of-scope work on a time and materials basis. If it is determined that the issue is a result of defective service or equipment provided by Andrew, Andrew incurs the cost for these changes. If the network is completely built out in accordance with the original network design, it is very rare that there are problems related to equipment or service provided by Andrew. Andrew estimates that of the 19,000 plus cell sites that it has certified, less than 2% have failed because of issues that require Andrew to incur additional charges.

#8
•	Regarding your materiality/SAB 99 analysis, please provide us with the following information:
o	In your letter dated June 30, 2005, you state “...we have evaluated the estimated impact on the company’s fiscal quarters since the July 2003 acquisition of Allen Telecom assuming that SOP 97-2 had been the revenue recognition policy for geolocation products sales. Due to the impact on acquisition accounting, the analysis below assumes that only 50% of the VSOE for PCS is contractual, and therefore would have been recorded as deferred revenue within purchase accounting. Since the PCS is for both equipment as well as software, we believe using the 50% is reasonable.”
▪	Please tell us what you mean by these statements. Also further expand upon why you believe such estimates are reasonable.

▪	Please tell us the impact on purchase accounting and your subsequent consolidated statements of operations for the interim and annual periods had Allen Telecom been recognizing revenue in accordance with SOP 97-2, as appropriate.

▪	Please tell us the amount of deferred revenue recognized on Allen Telecom’s historical financial statements and the amount recognized as part of your consolidated balance sheet at the date of acquisitions for the geolocation contracts acquired. Please also tell us your consideration of EITFs 01-3 and 04-11 in determining the fair value of the deferred revenue recognized in purchase accounting.
Response: Allen Telecom’s and Andrew’s revenue recognition policy for PCS on the geolocation product (hardware and software) had been to recognize this revenue when the product was shipped and to record a warranty provision for the estimated cost of PCS. If Allen Telecom had used SOP 97-2 to recognize the revenue for PCS over the PCS period, there would have been approximately $7.2 million of unamortized deferred revenue on Allen’s consolidated balance sheet at the date of the acquisition. Allen did not use SOP 97-2 for revenue recognition, so this $7.2 million of deferred revenue was not on Allen’s balance sheet at the date of the acquisition by Andrew. For the pro forma analysis provided in Andrew’s August 16, 2005 letter on the impact of the change in revenue recognition, the company estimated that 50% of this $7.2 million was the fair value of the contractual PCS obligation assumed. As such, $3.6 million was reported as pro forma revenue over the remaining PCS period after the acquisition. Due to the subjective nature of this estimate, Andrew used its best estimate of the fair value of the contractual obligation of the PCS. Andrew believes that a 50% estimate is the best estimate of the fair value of the PCS contractual obligation because the majority of the costs of supporting the PCS obligation relate to software upgrades and support.
The SAB 99 analysis provided in Andrew’s August 16, 2005 letter includes the impact of recognizing 50% of this pro forma deferred revenue in the results of operations. This adjustment was not actually recorded and was only used for this pro forma analysis. This 50% assumption had no impact on the results of operations when Andrew adopted SOP 97-2 for geolocation revenue recognition in the third quarter of fiscal 2005, because the original PCS period had expired for all cell sites that had been installed prior to the July 2003 acquisition of Allen Telecom by Andrew.
For the geolocation contracts acquired, Allen Telecom had an immaterial amount of approximately $0.6 million of deferred revenue on its balance sheet at the date of acquisition relating to extended maintenance agreements (PCS renewals). Andrew did not consider the impact of EITFs 01-3 and 04-11 for purchase accounting purposes, but did consider these EITFs in preparing its analysis of the impact of adopting SOP 97-2 that was presented to the SEC. Additionally, in preparing the analysis of the impact of adopting SOP 97-2, we considered the EITF’s general concern of overvalued deferred revenue due to post-Allen acquisition non-contractual PCS obligations.
#9
o	During the fourth quarter of fiscal year 2004, you recorded an additional $9.6 million of revenues due to a change in the elements for your geolocation contracts. Based on your response to comment 1 in our letter dated July 20, 2005, it appears that under SOP 97-2, you should have had five elements instead of the three elements previously used for your revenue recognition purposes. As such, please revise your SAB 99 analysis to include the impact of the improper identification of the elements of the geolocation contracts on your revenue recognition. Please tell us whether any portion of the $9.6 million should have been recognized by Allen Telecom, Inc. in its historical financial statements and the corresponding impact to purchase accounting for this acquisition.
Response: Prior to the contract change further described below, Andrew’s geolocation contract with its major customer had four elements for revenue recognition purposes as compared to the five elements subsequent to the change. The difference is that, prior to the contract being amended, the terms were such that the completion of both the PSAP integration and certification were deemed one element. In fact, the customer viewed these two services together and did not allow any billing to be made for the PSAP integration services until the certification services were completed. Under GAAP, Andrew concluded that recognition of PSAP integration revenue prior to completion of the certification services was inappropriate due to this contract provision (even though separate VSOE of fair value existed)—i.e., essentially, there was a joint performance requirement as it related to the PSAP integration and the certification services.
As the Company (or Allen) began to perform under the contract, there were customer delays, which resulted in many instances where the PSAP integration was completed but for which the certification was not completed and was being delayed. For the reasons noted above, revenue on the PSAP integration work could not be recognized given the terms of the contract. [Note: Approximately $9.6 million of PSAP integration revenue was completed but could not be recognized at the date of the change.] The delays were not expected by the parties and, therefore, in June 2004 both agreed to amend the contract to effectively delink the two services and remove the performance condition that required certification before the PSAP integration work was deemed accepted. Accordingly, given the contract change and the fact that each of the two elements had VSOE of fair value, the $9.6 million of previously unrecognized revenue was recognized upon execution of the amendment.
Thus, in the Company’s view, the acceleration in recognizing this revenue was due to a change in circumstances and not the correction of an error. It also should be noted that performance of the certification services was not a performance condition for the design or hardware/software elements of the contract either before or after the June 2004 contract change.
#10
o	Please confirm to us that your SAB 99 analysis reflects the impact of correcting the revenue recognition for all contracts, as opposed to just the contract you described to us in your letter dated August 16, 2005, with your most significant customer.
Response: The SAB 99 analysis in Andrew’s letter dated August 16, 2005 reflected the impact of correcting the revenue recognition for all geolocation contracts.
#11
o	Please explain to us why the impact of recognizing revenue in accordance with SOP 97-2 resulted in a significant decrease in sales, income from continuing operations before income taxes and net income for the fourth fiscal quarter of 2003 and fiscal year ended 2003 and minimal impact on a go forward basis.
Response:
We do not believe recognition of revenue in accordance with SOP 97-2 had a significant impact on sales, income from continuing operations before income taxes or net income. The amounts were ($1.6) million, ($1.6) million, and ($1.0) million, respectively for both the fourth fiscal quarter of 2003 and for fiscal year 2003. The comparably higher dollar amounts compared with subsequent reporting periods was due primarily to higher shipments of geolocation product due to the timing of network deployments.

#12
o	Based on any subsequent conclusions regarding your identifications of reportable segments, please revise your SAB 99 analysis accordingly.
Response: Andrew will revise its SAB 99 analysis based on any subsequent conclusions regarding reportable segments.
If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,
/s/ Marty R. Kittrell

Marty R. Kittrell Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission) Mr. Nathan Cheney (Securities and Exchange Commission) Mr. James P. Sherman (Ernst & Young LLP) Mr. Dewey B. Crawford (Foley & Lardner LLP)